UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25

SEC File Number
1-14787
CUSIP NUMBER
247126105

NOTIFICATION OF LATE FILING
☐ Form 10-K     ☐ Form 20-F     ☐ Form 11-K     ☑ Form 10-Q     ☐ Form 10-D     ☐ Form N-SAR     ☐ Form N-CSR
For Period Ended: June 30, 2006

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
DELPHI CORPORATION

Full Name of Registrant

Former Name if Applicable
5725 Delphi Drive

Address of Principal Executive Office (Street and Number)
Troy, MI 48098

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.
     Delphi Corporation’s (“Delphi” or the “Company”) Quarterly Report on Form 10-Q (“Form 10-Q”) for the quarter ended June 30, 2006 could not be filed within the prescribed time period because the Company could not complete the preparation of the required information without unreasonable effort and expense. The Company previously disclosed in its Notification of Late Filing on Form 12b-25 2006 filed on May 11, 2006 for its Form 10-Q for the quarter ended March 31, 2006 that once the audit of the Annual Report on Form 10-K for the year ended December 31, 2005 (“Form 10-K”) was completed and the Company had filed the Form 10-K, it will then begin preparing the Form 10-Q for the quarter ended March 31, 2006. The Company recently filed its Form 10-K on July 11, 2006 and has begun preparing the Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006 simultaneously. Once the process is complete, including the Company’s independent registered public accounting firm’s review, the Company intends to become current again in its U.S. Securities and Exchange Commission filings. Delphi has entered into the Fifth Amendment to the Amended and Restated Revolving Credit, Term Loan and Guaranty Agreement to provide additional time to deliver the quarterly financial statements for the periods ended March 31, 2006 and June 30, 2006.
PART IV— OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

John D. Sheehan	(248)	813-2000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐Yes ☑ No
Quarterly Report on Form 10-Q for the quarter ended March 31, 2006

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐Yes ☑No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
DELPHI CORPORATION

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 10, 2006	By:	/s/ John D. Sheehan
(John D. Sheehan,
Vice President and Chief Restructuring Officer, Chief Accounting Officer)